Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CenturyLink, Inc.:

We consent to the use of our reports dated February 24, 2015, with respect to the consolidated balance sheets of CenturyLink, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive (loss) income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated by reference and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-4 of CenturyLink, Inc.

/s/ KPMG LLP

Shreveport, Louisiana

September 2, 2015